WISA TECHNOLOGIES, INC.

15268 NW Greenbrier Pkwy

Beaverton, OR 97006

June 21, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington D.C. 20549

RE:	WiSA Technologies, Inc.
Registration Statement on Form S-1 File No. 333-280238

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will be declared effective at 4:00 p.m., Eastern Time, on June 25, 2024, or as soon thereafter as is practicable.

Sincerely,

WiSA Technologies, Inc.

By:	/s/ Brett Moyer
Brett Moyer
President and Chief Executive Officer

cc:	David E. Danovitch, Sullivan & Worcester LLP
Aaron M. Schleicher, Sullivan & Worcester LLP